Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to incorporation by reference in the Registration Statement (Form S-8 No. 333-180016, No. 333-93379, No. 033-56868 and No. 033-20155) of Cerner Corporation of our report dated June 13, 2014, relating to the statements of net assets available for benefits of the Cerner Corporation Foundations Retirement Plan as of December 31, 2013 and 2012, the related statement of changes in net assets available for benefits for the year then ended December 31, 2013, and the related supplemental schedule of Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2013, which appears in the December 31, 2013 annual report on Form 11-K of the Cerner Corporation Foundations Retirement Plan.
/s/ Brown Smith Wallace, LLC
St. Louis, Missouri
June 13, 2014